CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$5,409,000	$578.76

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.
(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $640,591.57 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $578.76 is offset against the registration fee due for this offering and of which $640,012.81 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 10 To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 9-I dated January 18, 2006	Registration Statement No. 333-130051 Dated February 6, 2006 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $5,409,000 Principal Protected Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the MSCI Taiwan Index and the MSCI Singapore Index due February 10, 2011

General

  Senior unsecured obligations of JPMorgan Chase & Co. maturing February 10, 2011 (subject to certain market disruption events).
  Cash payment at maturity of principal plus the Additional Amount, as described below.
  Minimum denominations of $1,000 and integral multiples thereof.
  The notes priced on February 6, 2006 and are expected to settle on or about February 9, 2006.

Key Terms

Basket:

The notes are linked to an equally weighted basket consisting of the AMEX Hong Kong 30 Index (“HKX”), the MSCI Taiwan Index (“TWY”) and the MSCI Singapore Index (“SGY”) (each a “Basket Index” and together the “Basket Indices”).

Payment at Maturity:	At maturity, you will receive a cash payment, for each $1,000 principal amount note, of $1,000 plus the Additional Amount, which may be zero.
Additional Amount:	The Additional Amount per $1,000 principal amount note paid at maturity will equal $1,000 x the Basket Return x the Participation Rate; provided that the Additional Amount will not be less than zero.
Participation Rate:	112%
Basket Return:	Ending Basket Level – Starting Basket Level
Starting Basket Level
Starting Basket Level:	Set equal to 100 on the pricing date.
Ending Basket Level:	The Basket Closing Level on the Observation Date.
Basket Closing Level:

The Basket Closing Level will be calculated as follows:

100 x [1 + (AMEX Hong Kong Return + MSCI Taiwan Return + MSCI Singapore Return)/3]

The AMEX Hong Kong Return, MSCI Taiwan Return and MSCI Singapore Return are the performance of the respective Basket Indices, expressed as a percentage, from the closing level on the pricing date to the closing level on the Observation Date. The closing levels on the pricing date of the AMEX Hong Kong 30 Index, the MSCI Taiwan Index and the MSCI Singapore Index are 776.26, 285.46 and 289.25, respectively. For additional information, see “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 9-I.

Observation Date:	February 7, 2011*
Maturity Date:	February 10, 2011*

*	Subject to postponement in the event of a market disruption event and as described under “Description of Notes – Payment at Maturity” in the accompanying product supplement no. 9-I.

Investing in the Principal Protected Notes involves a number of risks. See “Risk Factors” beginning on page PS-6 of the accompanying product supplement no. 9-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	JPMSI’s Commission (1)	Proceeds to Us

Per note	$1,000	$59.87	$940.13

Total	$5,409,000	$323,820	$5,085,180

(1)

J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive aggregate commissions of $323,820, or approximately $59.87 per $1,000 principal amount note. The agent will use a portion of this commission to pay aggregate selling concessions to other dealers of $161,550, which reflects a concession of either $27.50 or $30 per $1,000 principal amount note. See “Underwriting” beginning on page PS-35 of the accompanying product supplement no. 9-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan
February 6, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 9-I dated January 18, 2006. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 9-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

  Product supplement no. 9-I dated January 18, 2006: http://www.sec.gov/Archives/edgar/data/19617/000089109206000085/e23188_prodsupp.pdf

  Prospectus supplement dated December 1, 2005: http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005: http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to JPMorgan Chase & Co.

Selected Purchase Considerations

  PRESERVATION OF CAPITAL AT MATURITY – You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the performance of the Basket.

  APPRECIATION POTENTIAL – At maturity, in addition to your principal, for each $1,000 principal amount note you will receive a payment equal to $1,000 x the Basket Return x the Participation Rate, provided that this payment (the Additional Amount) will not be less than zero.

  DIVERSIFICATION OF THE BASKET INDICES – The return on the notes is linked to a basket consisting of the AMEX Hong Kong 30 Index, the MSCI Taiwan Index and the MSCI Singapore Index. The AMEX Hong Kong 30 Index is based on the capitalization of 30 stocks actively traded on The Stock Exchange of Hong Kong Ltd. and is designed to represent a substantial segment of the Hong Kong stock market. The MSCI Taiwan Index, which is maintained by Morgan Stanley Capital International Inc., is a free float-adjusted market capitalization index of securities listed on the Taiwan Stock Exchange. The MSCI Singapore Index is a free float-adjusted market capitalization index that is calculated by Morgan Stanley Capital International Inc. and designed to measure equity market performance in Singapore. For additional information about each Basket Index, see the information set forth under “The AMEX Hong Kong 30 Index,” “The MSCI Taiwan Index” and “The MSCI Singapore Index” in the accompanying product supplement no. 9-I.

  TAXED AS CONTINGENT PAYMENT DEBT INSTRUMENTS – You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 9-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” You will generally be required to recognize interest income in each year at the “comparable yield,” as determined by us, although we will not make any payments to you prior to the maturity of the notes. Generally, any gain realized on the sale or exchange, or at maturity, of the notes will be treated as additional interest income while any loss will be treated as an ordinary loss, which will be deductible against other income (e.g., employment and interest income).

  COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE – We have determined that the “comparable yield” is an annual rate of 5.20%, compounded semiannually. Based on our determination of the comparable yield, the “projected payment schedule” per $1,000 note consists of a single payment at maturity, equal to $1,292.97.

  Assuming a semi-annual accrual period, the following table states the amount of OID that will accrue with respect to a note during each calendar period, based upon our determination of the comparable yield and the projected payment schedule:

Calendar Period	Accrued OID During Calendar Period (per $1,000 note)	Total Accrued OID from Original Issue Date per $1,000 note as of End of Calendar Period

Original Issue Date through December 31, 2006	$46.90	$46.90

January 1, 2007 through December 31, 2007	$55.15	$102.05

January 1, 2008 through December 31, 2008	$58.05	$160.10

January 1, 2009 through December 31, 2009	$61.11	$221.21

January 1, 2010 through December 31, 2010	$64.33	$285.54

January 1, 2011 through February 10, 2011	$7.43	$292.97

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the MSCI Taiwan Index and the MSCI Singapore Index	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Basket Indices or any of the component stocks of the Basket Indices. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 9-I dated January 18, 2006.

  MARKET RISK – The return on the notes at maturity is linked to the performance of the Basket, and will depend on whether, and the extent to which, the Basket Return is positive. YOU WILL RECEIVE NO MORE THAN THE FULL PRINCIPAL AMOUNT OF YOUR NOTES AT MATURITY IF THE BASKET RETURN IS ZERO OR NEGATIVE.

  THE NOTES MIGHT NOT PAY MORE THAN THE PRINCIPAL AMOUNT – You may receive a lower payment at maturity than you would have received if you had invested in the Basket Indices individually, the stocks composing the Basket Indices or contracts related to the Basket Indices. If the Ending Basket Level does not exceed the Starting Basket Level, the Additional Amount will be zero. This will be true even if the value of the Basket was higher than the Starting Basket Level at some time during the life of the notes but falls below the Starting Basket Level on the Observation Date.

  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing any of the Basket Indices would have.

  NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES – The value of your notes will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies upon which the stocks underlying each Index in the Basket are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the notes, you will not receive any additional payment or incur any reduction in payment at maturity.

  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

  LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If you are an employee of JPMorgan Chase & Co. or one of our affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

  POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

  JPMORGAN CREDIT RISK – Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

Sensitivity Analysis – Hypothetical Payment at Maturity for Each $1,000 Principal Amount Note

The table below illustrates the payment at maturity (including, where relevant, the payment of the Additional Amount) for a $1,000 principal amount note for a hypothetical range of performance for the Basket Return from -80% to +80% and reflects a Participation Rate of 112%. The following results are based solely on the hypothetical example cited. You should consider carefully whether the notes are suitable to your investment goals. The numbers appearing in the table below have been rounded for ease of analysis.

Ending Basket Level	Basket Return	Basket Return x Participation Rate (112%)	Additional Amount		Principal		Payment at Maturity

180	80%	89.6%	$896	+	$1,000	=	$1,896

160	60%	67.2%	$672	+	$1,000	=	$1,672

140	40%	44.8%	$448	+	$1,000	=	$1,448

120	20%	22.4%	$224	+	$1,000	=	$1,224

110	10%	11.2%	$112	+	$1,000	=	$1,112

100	0%	0%	$0	+	$1,000	=	$1,000

90	-10%	0%	$0	+	$1,000	=	$1,000

80	-20%	0%	$0	+	$1,000	=	$1,000

60	-40%	0%	$0	+	$1,000	=	$1,000

40	-60%	0%	$0	+	$1,000	=	$1,000

20	-80%	0%	$0	+	$1,000	=	$1,000

JPMorgan Structured Investments — Principal Protected Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the MSCI Taiwan Index and the MSCI Singapore Index	PS-2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Basket increases from the Starting Basket Level to an Ending Basket Level of 120. Because the Ending Basket Level of 120 is greater than the Starting Basket Level, the Additional Amount is equal to $224 and the final payment at maturity is equal to $1,224 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 x [(120-100)/100] x 112%) = $1,224

Example 2: The level of the Basket decreases from the Starting Basket Level to an Ending Basket Level of 60. Because the Ending Basket Level of 60 is lower than the Starting Basket Level, the final payment per $1,000 principal amount note at maturity is the principal amount of $1,000.

Example 3: The level of the Basket increases from the Starting Basket Level to an Ending Basket Level of 110. Because the Ending Basket Level of 110 is greater than the Starting Basket Level, the Additional Amount is equal to $112 and the final payment at maturity is equal to $1,112 per $1,000 principal amount note.

Payment at maturity per $1,000 principal amount note = $1,000 + ($1,000 x [(110-100)/100] x 112%) = $1,112

Historical Information

The following graphs show the weekly performance of each Basket Index as well as the Basket as a whole from January 1, 2001 through February 3, 2006. The graph of the historical Basket performance assumes the Basket level on January 1, 2001 was 100 and that each Basket Index had a 1/3 weight in the Basket on that date. The Index closing level of the AMEX Hong Kong 30 Index on February 6, 2006 was 776.26. The Index closing level of the MSCI Taiwan Index on February 6, 2006 was 285.46. The Index closing level of the MSCI Singapore Index on February 6, 2006 was 289.25.

We obtained the various index closing levels and other information below from Bloomberg Financial Markets, and accordingly, make no representation or warranty as to their accuracy or completeness. The historical levels of each Basket Index and the Basket should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Basket Index on the Observation Date. We cannot give you assurance that the performance of the Basket Indices will result in the return of more than the principal amount of your notes.

JPMorgan Structured Investments — Principal Protected Notes Linked to a Basket Consisting of the AMEX Hong Kong 30 Index, the MSCI Taiwan Index and the MSCI Singapore Index	PS-3